Barry M. Clarkson, Esq. Direct Dial: (858) 523-5406	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

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VIA EDGAR Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549	Hamburg	San Francisco
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Re:   Leap Wireless International, Inc.

         Form 10-K for the Fiscal Year Ended December 31, 2010

         Filed February 25, 2011

         Form 10-K/A for the Fiscal Year Ended December 31, 2010

         Filed April 29, 2011

         File No. 001-34865

Dear Mr. Spirgel:

On behalf of our client, Leap Wireless International, Inc. (the “Company” or “Leap”), we are responding to the Staff’s comment letter dated August 23, 2011 with respect to the above-referenced periodic reports. For ease of reference, we have set forth your comment and the Company’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 7. Significant Acquisitions and Other Agreements

Denali and Savary Island Transactions, page 111

1. Your response to comment 4 indicates that Ring Island Wireless is the controlling member of Savary Island Wireless LLC. Addressing the consolidation criteria of ASC 810-10-25-38 through 25-38G, tell us how you determined that Leap Wireless holds a controlling financial interest in Savary Island Wireless LLC and thus is this VIE’s primary beneficiary. Describe for us how Leap Wireless maintains the power to direct the activities of Savary Island Wireless that most significantly impact this VIE’s economic performance.

Background

Savary Island Wireless, LLC (“Savary Island”) is a venture which was created as a “very small business” designated entity under Federal Communications Commission (“FCC”) rules. Generally, a

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“very small business” designated entity is eligible to acquire, at a discount, wireless spectrum auctioned by the FCC. By FCC design, designated entities often consist of ventures or partnerships between a smaller entity that itself qualifies as a “very small business” under the FCC rules and a larger, more established wireless carrier that has greater financing capabilities and knowledge of wireless operations.

Savary Island was formed between Ring Island LLC (“Ring Island,” which itself qualifies as a “very small business” under FCC rules) and Cricket Communications, Inc. (“Cricket,” a wholly owned subsidiary of the Company), which has significant financing capabilities and knowledge of wireless operations. Ring Island owns a 15% membership interest and Cricket owns an 85% membership interest in the venture. At formation, Cricket provided substantially all of the entity’s assets – contributing spectrum assets with a carrying value of $156.1 million, compared to $5.1 million of cash provided by Ring Island. In addition, Savary Island owes $211.6 million of debt to Cricket pursuant to a senior secured credit agreement, which is secured by all of Savary Island’s personal property, fixtures and owned real property, subject to certain permitted liens.

Ring Island has the right to put its entire membership interest to Cricket for a fixed price during a 30-day put period in mid-2012. For the period from the formation of the venture until the expiration of this 30-day put period, Ring Island (but not Cricket) also receives mandatory fixed monthly cash distributions from Savary Island.

Savary Island is managed by a board of managers comprised of two managers, both of whom are appointed by Ring Island. However, Cricket’s approval is required pursuant to both the limited liability company agreement of Savary Island and the senior secured credit agreement referenced above in order for Savary Island to take various significant actions, including actions relating to the lease, sale, exchange, acquisition and development of spectrum that Savary Island holds. Also, Cricket and Savary Island are parties to a management services agreement pursuant to which Cricket provides all administrative, accounting, billing, credit, collection, insurance, purchasing, clerical and other general services to operate Savary Island in exchange for a monthly management fee.

Savary Island does not currently operate its own wireless network but rather leases approximately 15% of its wireless spectrum to Cricket. This spectrum lease has an initial term of 10 years and provides for an additional 10-year renewal period. Pursuant to the spectrum lease, Cricket has the right to use the spectrum to design, construct, operate and maintain commercial mobile radio systems. In addition, Cricket and Savary Island have entered into a license exchange transaction with T-Mobile to assign an additional 14% of Savary Island’s wireless spectrum to T-Mobile, in exchange for which Cricket will receive 10 MHz of additional wireless spectrum in seven Cricket markets from T-Mobile and will cancel $41.1 million in principal amount of indebtedness owed by Savary Island to Cricket. The closing of the exchange transaction is subject to customary closing conditions, including the approval of the FCC.

Consolidation Criteria in ASC 810

In determining whether Savary Island met the consolidation criteria outlined in ASC 810, Leap first considered the entity’s purpose and design, including the risks that are passed through to the entity’s variable interest holders as a result of its design:

•

Purpose and Design of Savary Island Was to Qualify as a Very Small Business Designated Entity – Savary Island was formed by Cricket and Ring Island to hold, lease, develop and deploy FCC spectrum licenses as a “very small business” designated entity under FCC rules using Cricket’s financing capabilities and knowledge of wireless operations.

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•

Cricket Has Significant Financial Risk in the Venture –When considering each member’s relative equity and debt investments in the entity, Cricket has at risk approximately 98% of the total at-risk invested capital in Savary Island, compared to approximately 2% for Ring Island. As described above, Cricket contributed spectrum assets with a carrying value of $156.1 million and holds $211.6 million of indebtedness in Savary Island pursuant to a senior secured credit agreement, which indebtedness matures in 2021 and is secured by all of Savary Island’s personal property, fixtures and owned real property, subject to certain permitted liens. Furthermore, if Ring Island exercises its right to put its entire membership interest to Cricket in mid-2012 during the 30-day put period, Cricket would obtain 100% ownership of the entity. In addition, at present, all of Savary Island’s revenues are attributable to the spectrum leasing arrangements with Cricket.

Next, in determining whether the Savary Island venture meets the specific consolidation criteria of ASC 810-10-25-38 through 25-38G for accounting purposes, Leap considered the guidance set forth in ASC 810-10-25-38A, which states:

“A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance;

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

With respect to the requirements of subparagraph (a) of ASC 810-10-25-38A, Leap considered the following:

•

The activities that Savary Island is permitted to conduct under its limited liability company agreement that would most significantly impact its economic performance consist of the leasing, sale, exchange, acquisition and development or deployment of FCC licenses and spectrum. As previously indicated, Savary Island currently does not hold significant assets other than wireless licenses contributed by Cricket nor does it use its wireless licenses to provide service directly to customers, but rather leases approximately 15% of its wireless spectrum to Cricket. At present, all of Savary Island’s revenues are attributable to these spectrum leasing arrangements with Cricket.

•

Through its rights as an equity holder, creditor and lessee, and due to its considerable knowledge and expertise as a wireless operator, Cricket has the ability to significantly impact decisions surrounding the lease, sale, exchange, acquisition and development of spectrum held by Savary Island, all of which significantly impact the economic performance of Savary Island and Cricket’s investment in Savary Island:

•	Under the limited liability company agreement, Cricket’s approval is required for Savary Island to dispose of any FCC licenses (whether by sale, exchange or lease) or acquire

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FCC licenses in any market in which Cricket or any of its joint venture partners holds an FCC license or provides Cricket-branded wireless service.

•

Under the senior secured credit agreement, Cricket’s approval is required (subject to certain limited exceptions) for Savary Island to: (i) sell, transfer or convey any of its assets or property, (ii) incur additional indebtedness, (iii) make or own investments in other entities, (iv) enter into any other line of business, and (v) enter into a transaction to merge or consolidate with another entity or sell all or substantially all of its assets.

•

Savary Island does not currently operate its own wireless network but rather leases approximately 15% of its wireless spectrum to Cricket under a spectrum lease, which has an initial term of 10 years and provides for an additional 10-year renewal period. Pursuant to the spectrum lease, Cricket has the right to use the spectrum to design, construct, operate and maintain commercial mobile radio systems.

•

Due to the extent of its membership interest in Savary Island and the amount of indebtedness owed to Cricket, Cricket bears the most significant financial risk in the entity. Ring Island, on the other hand, has the right to put its entire membership interest in Savary Island to Cricket for a fixed price during a 30-day put period in mid-2012, prior to the date on which Savary Island’s repayments of principal under its indebtedness commence in May 2018.

With respect to the requirements of subparagraph (b) of ASC 810-10-25-38A, Leap considered the following:

•

Cricket has an 85% membership interest in Savary Island. Furthermore, under Savary Island’s limited liability company agreement, Ring Island has the right to put its entire membership interest in Savary Island to Cricket for a fixed price during a 30-day put period in mid-2012. As a result, the Company currently recognizes 100% of Savary Island’s losses.

•

Cricket has significant financial risk in the venture. When considering each member’s relative equity and debt investments in the entity, Cricket has at risk approximately 98% of the total at-risk invested capital in Savary Island, compared to approximately 2% for Ring Island.

•

All of Savary Island’s revenues currently consist of income received as a result of leasing spectrum to Cricket. In addition, the entity’s expenses derive primarily from obligations owed to Cricket through interest expense on the $211.6 million of debt owed to Cricket pursuant to the senior secured credit agreement and fees owed to Cricket as a result of the management services that it provides.

In addition to considering the requirements of subparagraphs (a) and (b), Leap also considered the guidance provided by ASC 810-10-25-38G, which states:

“Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in

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identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.”

As indicated above, Cricket’s economic interest in Savary Island is disproportionately greater than its stated power to direct the entity’s activities. Cricket owns an 85% membership interest in the entity and Ring Island, the other member, has the right to put the remaining 15% membership interest to Cricket for a fixed price during a 30-day put period in mid-2012. For the period from the formation of the venture until the expiration of this 30-day put period, Ring Island receives mandatory fixed monthly cash distributions from Savary Island. Cricket also holds all of Savary Island’s $211.6 million of outstanding indebtedness, which is secured by all of Savary Island’s personal property, fixtures and owned real property, subject to certain permitted liens. In addition, Cricket currently provides all of the revenue for Savary Island as a result of its leasing of spectrum.

Together, the factors described above lead to the Company’s determination that Cricket holds a “controlling financial interest” in, and is the “primary beneficiary” of, Savary Island for accounting purposes under the consolidation criteria of ASC 810-10-25-38 through 25-38G.

Any questions regarding the foregoing should be directed to the undersigned at (858) 523-5406.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson of LATHAM & WATKINS LLP

cc: Walter Z. Berger, Leap Wireless International, Inc.